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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ridgemont Securities , Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
632 Adams Street, Ste. 210
(No. and Street)

Bowling Green, (City) Kentucky (State) 42101 (Zip Code)

RECEIVED FEB 28 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melissa B. Vera, FINOP/Treasurer (270)843-8985
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
James E. Samson, CPA
(Name — if individual, state last, first, middle name)

3838 Oak Lawn, Ste. 910 (Address) Dallas, (City) TX (State) 75219 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa B. Vera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgemont Securities, Inc., as of December 31, 19/2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Melissa B. Vera
Signature

FINOP / Treasurer
Title

Sukeeta E. Duncan
Notary Public
8/25/04

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIDGEMONT SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2001 and 2000

(With Independent Auditor's Report Thereon)

TABLE OF CONTENTS

Independent Auditor's Report

To the Board of Directors and
Stockholders of Ridgemont Securities, Inc.
Bowling Green, Kentucky

I have audited the accompanying statements of financial condition of Ridgemont Securities, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgemont Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.



James E. Samson, CPA
Dallas, Texas
February 12, 2002

RIDGEMONT SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2001	December 31, 2000
CURRENT ASSETS:		
Cash	$ 186,956	$269,589
Accounts Receivable - Employees	1,500	—
Prepaid Expenses and Deposits	22,091	18,024
TOTAL ASSETS	**$210,547**	**$287,613**

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
CURRENT LIABILITIES:		
Accounts Payable	$ 8,306	$ 7,489
Accrued Expenses	—	17,823
Commissions Payable	105,292	120,250
Accounts Payable - Related parties (Note 2)	9,000	14,288
Current Portion of Long-Term Debt	11,636	13,882
Income Taxes Payable (Note 5)	33	3,350
TOTAL CURRENT LIABILITIES	134,267	177,082
Long Term Debt (Note 6)	—	11,636
COMMITMENTS AND CONTINGENCIES (Note 6)	—	—
TOTAL LIABILITIES	134,267	188,718
STOCKHOLDERS' EQUITY (Note 3):		
Common stock, $1.00 par value; 30,000 shares authorized; 500 shares issued and outstanding	500	500
Additional Paid-In Capital (Note 2)	179,524	179,524
Retained Earnings (Deficit)	(103,744)	(81,129)
TOTAL STOCKHOLDERS' EQUITY	76,280	98,895
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$210,547**	**$287,613**

The accompanying notes are an integral part of these financial statements.

RIDGEMONT SECURITIES, INC.
STATEMENTS OF OPERATIONS

	Years Ended December 31,	
REVENUES	**2001**	**2000**
Commission Income (Notes 1 and 2)	$1,705,722	$1,601,680
Due Diligence Fees and Other Income (Note 2)	115,015	163,008
Promotional Services (Note 2)	75,000	134,575
Total Revenues	1,895,737	1,899,263
EXPENSES		
Salaries	947,236	755,254
Commissions	732,713	842,504
Contract Labor	240	209
Professional Fees	22,652	21,527
Registration Fees	17,769	16,617
Licenses & Permits	17,292	15,099
Telephone	135,752	105,969
Rent (Note 4)	9,000	9,000
Office Expense	6,947	27,360
Postage/Delivery Expense	44,493	33,539
Printing	2,670	3,404
Interest Expense	2,748	1,046
Penalties and Fines	5,598	38,500
Payroll Taxes	66,524	42,847
Repairs and Maintenance	10,508	11,049
Insurance	46,451	21,087
Sales Promotion	—	45,274
Travel and Entertainment	5,614	14,696
Miscellaneous	3,545	494
Reimbursed Expenses (Note 2)	(158,310)	(110,588)
Total Expenses	1,919,442	1,894,887
Net Income (Loss) Before Other Income (expense) and Income Taxes	(23,705)	4,376
Loss from Marketable Securities (Note 2)	—	(6,720)
Net income (loss) Before Provision for Income Taxes	(23,705)	(2,344)
Provision (Benefit) for Income Taxes (Note 5)	(1,090)	(250)
NET (LOSS)	**$ (22,615)**	**$ (2,094)**

The accompanying notes are an integral part of these financial statements.

RIDGEMONT SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2001 and 2000

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance January 1, 2000	500	$500	$149,524	$ (79,035)	$70,989
Net (Loss)	—	—	—	(2,094)	(2,094)
Capital Contribution (Note 2)	—	—	30,000	—	30,000
Balance December 31, 2000	500	$500	$179,524	$ (81,129)	$98,895
Net (Loss)	—	—	—	$ (22,615)	$(22,615)
Balance December 31, 2001	500	$500	$179,524	$(103,744)	$ 76,280

The accompanying notes are an integral part of these financial statements.

RIDGEMONT SECURITIES, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
CASH FLOWS FROM OPERATING ACTIVITIES:	**2001**	**2000**
Net Income (Loss)	$ (22,615)	$ (2,094)
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:		
(Increase) / Decrease in Accounts Receivable	(1,500)	30,844
(Increase) / Decrease in Prepaid Expenses and Advances	(4,067)	21,422
Loss on marketable securities	—	6,720
Increase / (Decrease) in Accounts Payable	817	(18,159)
Increase / (Decrease) in Accrued Expenses	(17,823)	(24,441)
Increase / (Decrease) in Income Taxes Payable	(3,317)	(250)
Increase / (Decrease) in Commissions Payable (Note 2)	(14,958)	95,899
Increase in Notes Payable	—	38,500
Net Cash Provided (Used) by Operating Activities	(63,463)	148,441
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of Marketable Securities (Note 2)	—	27,880
Net Cash from investing activities	—	27,880
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances from Affiliates (Note 2)	(5,288)	14,288
Repayment of Notes Payable	(13,882)	(12,982)
Contribution of Capital	—	30,000
Net Cash from financing activities	(19,170)	31,306
Net Increase (Decrease) in Cash	(82,633)	207,627
Cash at Beginning of Period	269,589	61,962
Cash at End of Period	$ 186,956	$269,589

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash Paid for Interest	$ 2,748	$ 1,406
Cash Paid for Income Taxes	$ 2,226	$ —

The accompanying notes are an integral part of these financial statements.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Ridgemont Securities, Inc., (the Company) was incorporated under the laws of Missouri on September 13, 1983, and engages in the sale of direct participation oil and gas investment programs. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). In 1996, the Company was approved by the NASD to act as an introducing broker-dealer to engage in the sale of general securities.

The following is a summary of significant accounting policies of the Company. These accounting policies conform to generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Marketable Securities Owned

In accordance with the AICPA Audit and Accounting Guide for Brokers and Dealers of Securities, the Company has carried its marketable securities at market value in the accompanying Statements of Financial Condition. The realized and unrealized gains (losses) relating to these marketable securities are charged or credited to the Company's Statement of Operations.

Commission Income and Related Expense

The Company recognizes commission income as earned and the related commission expense as incurred under the terms of the offering memorandums for the programs sold. Under these terms, commissions are earned and payable when available for distribution from escrow or upon the completion of significant events as specified in the offering memorandum.

Income Taxes

Provisions for income taxes are based on amounts reported in the statement of operations and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS No. 109, *Accounting for Income Taxes*.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits at a local financial institution and a broker dealer utilized as a clearing broker dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. RELATED PARTIES AND SIGNIFICANT CUSTOMERS

The Company operates under dealer manager agreements with entities which are related parties. These related parties, Blue Ridge Group, Inc. (Group) and Blue Ridge Energy, Inc. (Energy) are provided marketing services for oil and gas investment programs which those entities have sponsored. As part of this arrangement, the Company is reimbursed for certain expenses incurred on the behalf of these companies including telephone, postage and delivery services. These reimbursements totaled $158,310 and $110,588 for the years ended December 31, 2001 and 2000, respectively.

Additionally, during the years ended December 31, 2001 and 2000, the Company earned commissions totaling $1,705,722 and $1,260,668, respectively from Group, $-0- and $341,012 from Energy. During the years ended December 31, 2001 and 2000, the Company also earned due diligence fees totaling approximately $115,015 and $99,650, respectively from these entities. As of December 31, 2001 and 2000, the Company had advances due to Group and Energy of $9,000 and $14,288, respectively.

During 2000 and 2001, the Company represented Blue Ridge Group and Blue Ridge Energy, Inc. at various investment expositions. Ridgemont receives a fixed fee for each investment exposition attended by its salesmen. The Company earned $134,575 in 2000 and $75,000 during 2001 for participating in these investment expositions. Additionally, Blue Ridge Group and Blue Ridge Energy pay for all travel, meeting or exhibit expenses.

During December 2000, the Company sold its investment in Blue Ridge Energy common stock to Blue Ridge Group for a total consideration of $27,880, which resulted in a loss of $6,720. The sales price of this stock was determined by management of these companies.

In December 2000, the Company's stockholder contributed additional capital to the Company in the amount of $30,000.

Note 3. REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by the Securities and Exchange Commission. Failure to meet minimum Net Capital requirements can initiate certain actions by regulators. The Uniform Net Capital Rule (Rule 15c3-1) requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 and 2000, the Company had net capital of $52,689 and $80,871, respectively, which was in excess of its required net capital of $8,956 and $12,587, respectively. The Company's net capital ratio at December 31, 2001 and 2000 was 2.55 to 1 and 2.33 to 1, respectively.

The Company is exempt from the cash reserve requirements and remaining provisions of Rule 15c3-3 of the Securities and Exchange Commission as it operates under the limitations of paragraph (k)(2)(i) of Rule 15c3-3. The requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker / dealer, not hold funds or securities for, or owe money or securities to customers and effectuate all financial transactions with its customers through a bank account designated as a special account for the exclusive benefit of it customers. Management believes, as of December 31, 2001, that the Company meets all capital requirements to which it is subject.

Note 4. LEASES

On January 1, 1997, the Company relocated its main office to a building owned by Blue Ridge Group, Inc. (Group). This allowed the Company to share proportionately, with Group and another related entity, the net occupancy cost and economic benefit. The Company entered into a modified lease agreement with Group for a one year period, renewable annually, with monthly payments of $750 covering all furniture, equipment, office space and maintenance. This agreement results in substantial economic savings to the Company compared to rates charged in a non-related party situation. The lease agreement was renewed during January, 2002, for a one year period containing the same terms and conditions.

Office rent expense recorded during 2001 and 2000 was $9,000 for each year.

Note 5. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB statement No. 109, are as follows:

	Year Ended December 31, 2001		
	Current	Deferred	Total
Federal	$(1,677)	$ —	$(1,677)
State	587	—	587
	$(1,090)	$ —	$(1,090)

	Year Ended December 31, 2000		
	Current	Deferred	Total
Federal	$(1,250)	$ —	$(1,250)
State	1,000	—	1,000
	$ (250)	$ —	$ (250)

A reconciliation of the difference between the expected income tax expense and the Company's income tax expense is as follows:

	December 31,	
	2001	2000
Expected Federal income tax expense (benefit)	$(8,060)	$ (797)
The effect of:		
Non-deductible expenses	4,427	15,050
State taxes, net of Federal income tax effect	793	850
Differential due to progressive tax rate	1,750	(2,353)
Loss from marketable securities	—	(9,400)
Other, Net	—	(3,600)
Actual tax provision (credit)	$(1,090)	$ (250)

Note 6. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

The Company has two significant customers which could, individually, have a significant effect on the Company's operations (See Note 2). These customers are related parties and the possibility of any disruption of operations is considered remote by management. There was no significant concentration of credit risk at December 31, 2001, associated with these companies.

In the normal course of business, the Company may become involved in routine claims and lawsuits. While the results of litigation cannot be predicted with certainty, management, in consultation with legal counsel, believes that the final outcome of any of these matters, or of any unasserted claims, will not have a material adverse effect on the Company's financial condition or results of operations.

During 2000, the Company received notification from the NASD regarding certain alleged violations of NASD rules which occurred in 1997 and 1996. The Company entered into an Acceptance, Waiver and Consent order and was fined $38,500. Such amount is being paid over a three year period with interest at 12.75%. The monthly payments are $1,362, including interest.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and
Stockholders of Ridgemont Securities, Inc.
Bowling Green, Kentucky

I have audited the accompanying financial statements of Ridgemont Securities, Inc. as of and for the year ended December 31, 2001, and have issued my report thereon dated February 12, 2002. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



James E. Samson, CPA
Dallas, Texas
February 12, 2002

RIDGEMONT SECURITIES, INC.

Schedule I -COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

Net Capital and Computation of Basic Net Capital Requirements

Total Stockholders' Equity	$76,280
Less: Net Assets not Allowable for Net Capital - Accounts Receivable and Prepaid Expenses	(23,591)
Haircuts for long position in marketable securities and undue concentration	—
Net Capital	52,689
Less: Minimum Net Capital Requirement (Greater of 6 2/3% of Aggregate Indebtedness or $5,000)	(8,956)
Excess Net Capital	$43,733

Aggregate Indebtedness

Items Included in the Statement of Financial Condition:

Accounts Payable, Accrued Liabilities and Commissions Payable	$134,267
Ratio: Aggregate Indebtedness to Net Capital	2.55 to 1

Reconciliation with Company's Computation

Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$61,722
Audit Adjustments	(9,033)
NET CAPITAL, PER ABOVE	$52,689

See Independent Auditor's Report
on Supplementary Information

SCHEDULE II -- OTHER REPORTING REQUIREMENTS

December 31, 2001

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company deals primarily in direct participation programs and does not hold customer securities or have customer accounts and therefore qualifies for exemption under Rule 15c3-3 (k)(2)(i).

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

To the Board of Directors and
Stockholders of Ridgemont Securities, Inc.
Bowling Green, Kentucky

In planning and performing my audit of the financial statements of Ridgemont Securities, Inc., for the year ended December 31, 2001, I considered its internal control structure including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Furthermore, my examination did not include a comprehensive review of the Company's compliance policies and procedures relative to securities sales and marketing.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), I have made a study of the practices and procedures followed by Ridgemont Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g)(1)(i) for making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii). The Company did not handle securities and did not maintain customer accounts during the fiscal year; accordingly, the review objectives stated in Rule 17a-5(g)(1)(ii), (iii), and (iv) are not applicable.

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and National Association of Security Dealers, Inc., State Security Commissions and should not be used for any other purpose.



James E. Samson, CPA
Dallas, Texas
February 12, 2002